LEEWARD CAPITAL CORP.

Suite 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

RECEIVED SUPPL

2004 OCT 28 A 11: 43

Trading Symbol: LWC

SEC 12g3-2(b) exemption: 82-3640

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

Date: October 20, 2004

Leeward Capital Corp. announces $250,000 flow-through private placement

James W. Davis, President, is pleased to announce a non-brokered private placement to three independent investors of up to a maximum of 2,500,000 units of Leeward Capital Corp. at a price of $0.10 per unit. The gross proceeds will be $250,000. Each unit consists of one flow-through common share and one common share purchase warrant, with each warrant to be exercisable into one flow-through common share upon payment by the holder of $0.15 per common share, for a period of one year from the closing of the private placement. Leeward will not pay a finder's fee in relation to the placement. The private placement is subject to regulatory and stock exchange approval. All of the securities will be subject to a 4-month hold period in accordance with applicable securities laws.

The Company will use the proceeds from the flow-through private placement for exploration on its Nithi Mountain molybdenum project in British Columbia.

For further information, contact James W. Davis at (403) 265-4077, ext.1.

NOV 01 2004

THOM.
FINANC...

04045791

No Canadian stock exchange has approved or disapproved the contents of this release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Leeward Capital Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

web page: http://www.leewardcapital.com

e-mail: president@leewardcapital.com